Exhibit 99.1

Golden Star Fourth Quarter and Full Year 2016 Results Conference Call

TORONTO, Feb. 9, 2017 /CNW/ - Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") will be releasing its fourth quarter and full year 2016 financial results after market close on February 21, 2017.  The Company will conduct a conference call and webcast to discuss these results on Wednesday, February 22, 2017 at 10:00 am ET.

The quarterly results call can be accessed by telephone or by webcast as follows:

Toll Free (North America): +1 877 201 0168
Toronto Local and International: +1 647 788 4901
Webcast: www.gsr.com

A recording and webcast replay of the call will be available from www.gsr.com following the call.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in mid-2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of US$780-860 per ounce.

SOURCE Golden Star Resources Ltd.

To view this news release in HTML formatting, please use the following URL: http://www.newswire.ca/en/releases/archive/February2017/09/c6110.html

%CIK: 0000903571

For further information: Please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 11:42e 09-FEB-17